Exhibit 99.2

COGNYTE SOFTWARE LTD. 33 MASKIT STREET HERZLIYA PITUACH 4673333, ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. (Eastern Time) the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY PHONE – 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. (Eastern Time) the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible (the proxy card must be received no later than 11:59 p.m. (Eastern Time) the day before the meeting date).

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
COGNYTE SOFTWARE LTD.

The Board of Directors recommends you vote FOR the following proposals:
1.
To re-elect each of Ms. Dafna Sharir and Mr. Avi Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders ending January 31, 2027, and until their respective successors are duly elected and qualified.

	Nominees:		For	Against	Abstain
	1a.	Dafna Sharir	☐	☐	☐
	1b.	Avi Cohen	☐	☐	☐
2.	To approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer.		☐	☐	☐
			Yes	No

2a. Are you a controlling shareholder of the Company or do you have a personal interest in the approval of Proposal 2, as such terms are defined in the Proxy Statement?
If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest, and should mark "No."
(Please note: if you leave this question 2a. blank your shares will not be voted for Proposal 2)
			☐	☐
3.
To approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending January 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
			☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

COGNYTE SOFTWARE LTD.
Annual General Meeting of Shareholders
To be held September 6, 2023
This proxy is solicited by the Board of Directors
The shareholder(s), revoking all proxies heretofore given, hereby appoint(s) Elad Sharon (other than with respect to Proposal 2), David Abadi and Ilan Rotem, or any one of them acting individually, as proxies, each with the power to appoint (his) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of COGNYTE SOFTWARE LTD. that the shareholder(s) is/are entitled to vote at the close of business on July 31, 2023, at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 4:30 PM (Israel time) on September 6, 2023, at the Company’s headquarters at 33 Maskit, Herzliya Pituach, 4673333, Israel, and any adjournment or postponement thereof, on the following matters, which are more fully described in the Proxy Statement (the “Proxy Statement”) relating to the Meeting.
This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted “FOR” with respect to each of the proposals in the Proxy Statement (other than with respect to Proposal 2), and in such manner as the holder of the proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournment or postponement thereof.

If you do not state whether you are a controlling shareholder or have personal interest, the shares represented herein will not be voted for Proposal No. 2.

Continued and to be signed on reverse side